Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-148854
April 2, 2009
HINES REAL ESTATE INVESTMENT TRUST, INC.
     In March 2009, Real Estate Portfolio, a real estate industry news publication, published an article after asking for and obtaining an interview with Charles Hazen, the President and Chief Executive Officer of Hines Real Estate Investment Trust, Inc. (which we refer to as “Hines REIT,” “we,” “our,” or “us”), Jeffrey C. Hines, the Chairman of the Board of Hines REIT and President and Chief Executive Officer of Hines Interests Limited Partnership (“Hines”), the sponsor of Hines REIT, and Charlie Baughn, a director of Hines REIT and the Executive Vice President and CEO — Capital Markets Group of Hines, the full text of which is reproduced below.
     Real Estate Portfolio is wholly unaffiliated with Hines REIT, and neither Hines REIT, its sponsor, Hines, nor any of their affiliates has made any payment or given any consideration to Real Estate Portfolio in connection with the article or any other matter published by Real Estate Portfolio concerning Hines REIT, or otherwise.
Corrections and Clarifications
     The article published by Real Estate Portfolio, was not reviewed by us prior to its publication.
     We believe that the following information is appropriate to correct or clarify the information included in the article:
1. With respect to the reference to “$3.9 billion in assets” in the first paragraph of the “High Class” section of the article, we would like to clarify that this amount refers to the aggregate the contract purchase price for all of the assets we have directly acquired plus our pro rata share of all of the aggregate contract purchase price for all of the assets we have indirectly acquired through joint ventures.
2. The statement in the fourth paragraph of the “The Non-Listed Way” section of the article concerning “the REIT’s cash generation . . . per common share” is not adopted or endorsed by us and we did not provide this information. Since the article refers to a “better barometer of performance than net income”, we believe that the relevant measure is operating funds generated by the company (“OFG”). For a description of OFG, including OFG per common share, please read the “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Operating Funds Generated by the Company” section of our Form 10-K for the year ended December 31, 2008 which we filed with the Securities and Exchange Commission (“SEC”) on March 31, 2009 (the “Form 10-K”).
3. The statement in the first paragraph of the “Fewer Deals” section of the article that states that we only “conducted four outright purchases totaling $59 million” in 2008 is incorrect. As disclosed in the 10-K, “[d]uring 2008, we acquired direct interests in nine properties for $771.5 million.”
4. The statement in the next to last paragraph of the “Fewer Deals” section of the article concerning our total debt as a percentage of the estimated value of our real estate investments at the end of 2008 is incorrect. As disclosed in the 10-K, “[a]s of December 31, 2008, our debt financing was approximately 55% of the aggregate value of our real estate investments (including our pro rata share of real estate assets and related debt owned through our investments in other entities such as the Core Fund).”

REIT holds firm amidst the credit terrain Hines by Charles Keenan real estate portfolio®
the source on reits and real estate investment

STANDING TALL IN THE WAVES

Hines REIT holds firm amidst the rocky credit terrain

BY Charles Keenan

REAL ESTATE Portfolio

The Houston headquarters for Hines REIT rests in a gleaming 64-story glass skyscraper that dominates its environs. The building, known as the Williams Tower, is situated approximately six miles west of downtown, looming large above the city’s Uptown district, an area home to office buildings, hotels, fashion designers, boutiques and other upscale stores along the western flank of the Interstate 610 loop. The glass tower’s instep design and angled windows hark back to art deco skyscrapers, while atop the building’s double-pitched roof sits a beacon that each night emits a revolving beam of light that sweeps across the Texas sky—prompting some of its admirers to liken the structure to a modern lighthouse of sorts.
high ClaSS
Since its inception in 2004, Hines REIT has amassed $3.9 billion in assets as of Dec. 31, drawing on public offerings to raise capital and harnessing the management expertise of Hines Interests Limited Partnership, the REIT’s general partner that has a strong reputation internationally, with more than 50 years in the business.
That experience may bode well for the REIT in an increasingly gloomy market for commercial real estate. In boom times, the firm still borrowed conservatively and made sure to spread out lease expirations. Its portfolio is diversified geographically and by tenant type. Hines has also concentrated on class-A buildings, which many believe are more likely to attract renters when vacancies rise. It has pursued an active energy efficiency strategy, saving money and earning numerous awards in the process [editor’s note: see sidebar]. The bottom line: the company believes that tenants will be more likely to stay.
“We want to be in the upper end of the quality spectrum, in whatever product or whatever city we are in, mainly from a risk-lowering standpoint.” Hines says. “Because in times of low demand, tenants will tend to go to the highest quality space.” As a publicly registered REIT, which is not listed or traded on an established stock exchange, investors do not see the day-to-day price volatility of the stock

The lighthouse comparison is fitting these days, given the increasingly stormy seas for office real estate. As the office sector braces for continued rising vacancies and capitalization rates, Hines REIT, a publicly registered but unlisted REIT, stands tall—not immune to deteriorating conditions, but well prepared to withstand heavy waves—while offering a guiding light to tenants and investors alike.

"Obviously times are pretty tough," says Jeffrey Hines, chairman of Hines REIT, which mainly invests in office properties. "We don't know how much effect there will be in vacancies across the markets and the rental rate impact. But I think we are in pretty good shape."

HIGH CLASS

PHOTOGRAPHS BY ROBERT SEALE

REAL ESTATE Portfolio

market and its view of Hines’ whole or partial investments in more than 45 properties across the United States, plus toeholds in Toronto and Brazil. For many investors, that’s a big plus.
     In 2006, Hines purchased a stake in distribution centers in Rio de Janeiro, tapping the network of international contacts developed by Hines Interests over the years. “Distribution in Brazil is driven by the growth of the middle class and the consumer,” says Charles Hazen, chief executive officer of Hines REIT. “We think these types of assets are going to be great investments for us over the long term.”
THE NON-LISTED WAY
Unlike investors in exchange-traded, listed REITs, Hines investors purchase shares through a network of financial advisers. The REIT is currently conducting its third offering, at $10.08 a share, and had more than 195 million shares outstanding as of Sept. 30. That would provide new investors roughly a 6 percent yield, given its 2008 dividend payment. The idea is similar to institutional investors directly purchasing real estate in part in order to not directly experience the daily measured price volatility of listed REITs. “We feel that it is more of a pure real estate and diversification play by going that route,” Hines says. “We don’t have the same volatility that we have certainly seen out there the last few months.”
     Hines REIT was formed by Hines Interests as a way to tap the retail investor market. Hines Interests already was well regarded among institutional investors. “We thought over time, the individual investor was going to become a much bigger part of the equation,” Hines says. “We wanted to diversify our funding beyond the institutional side.”
     Keith Allaire, a managing director at Robert A. Stanger & Co.—an investment banking firm that specializes in non-listed REITs—says the reputation for integrity of the people at Hines among institutional investors has helped pave the way in the retail investing world. “They really have tried to be very transparent and approach the retail investor with the same respect they have for the institutional investor,” Allaire says.
     While the REIT has technically operated with income losses each year of its existence, the numbers belie its success. Its book losses are due in part to the large amounts of depreciation expenses it must deduct for financial statement purposes. The company’s executives believe that a better barometer of performance is cash flow. In that regard, the REIT’s cash generation has grown in tandem with shares outstanding, holding its own at about 95 cents per common share as of Sept. 30, about the same as it was at the end of 2007.
     Capital inflows for the REIT have slowed due to the fall in the stock market, scaring off retail investors in general. The entity has nevertheless ramped up quickly in its short history, allowing it to amass a nationwide property portfolio by the end of 2008.
     The REIT also partners with institutional investors through Hines Interests’ core fund, allowing it to access class-A buildings in central business districts. “The core fund allows Hines REIT to be an investor with major institutions in very high-quality central business district office buildings that we consider to be core holdings for a portfolio like ours,” Hazen says.
(L to R) Charles Hazen, President, Hines RIET and Core Fund, Jeffrey C. Hines, President and CEO of Hines, and Charlie Baughn, Executive Vice President/CEO of Capital Markets
     Hines Interests controls assets valued at approximately $23 billion, situated in 16 countries across North America, Europe, Asia and Central and South America. The company deals with more than 1,000 properties, either through development, ownership or management. That includes a mix of skyscrapers, mixed-use centers, industrial parks, medical facilities and resort and residential communities.
FEWER DEALS
No doubt the slowing of capital investment flows has slowed Hines REIT’s acquisition pace. Investors have cooled to purchasing shares, given the stock market drop in the fourth quarter of last year. Meanwhile banks are lending less. Hines REIT had purchased eight properties directly in 2007, at a cost of about $1.2 billion. Not surprisingly in 2008, it was well off the pace given the abrupt slowdown in deals, having conducted four outright purchases totaling $59 million.
     “I don’t think anybody that owns real estate and is not forced to sell is going to sell in this market,” said Charles Baughn, a director of Hines REIT who oversees the capital markets group at Hines Interests. “Later this year we’ll start to see some real financial stress on some borrowers, and some foreclosures.”
     Hines REIT nevertheless has managed to find a few opportunities to bolster its portfolio. It acquired the Williams Tower, named for its primary tenant, Williams Field Services Co., last year for

$272 million. The purchase was a homecoming of sorts: Hines Interests developed the property, later sold it, but continued to manage it ever since and used part of it as its headquarters.
     Hines REIT has also ventured into different property types when it sees fit. Last November, the REIT acquired a 70 percent interest of a portfolio of 12 high-volume supermarket-anchored shopping centers from Weingarten Realty Investors (NYSE: WRI) for $271 million. The centers include brand-name grocery stores in the Southeast. “This is about the most recession-proof real estate you can invest in,” Hazen says. “That is why we like it, especially given the economic environment we are heading into.”
     Even so, Hines is well positioned to weather worsening conditions. Little of its debt in the near-term will need to be refinanced. Most of its debt servicing costs are stable, with the REIT having taken out either fixed-rate loans or variable rate loans hedged by interest rate swaps. Total debt was around 40 percent of the estimated value of its real estate investments at the end of 2008.
     Meanwhile, the REIT has also managed to spread out lease expirations, with 8.9 percent of its leasable space due to turnover in 2009, 7.5 percent in 2010, and 6.8 percent in 2011. Hines also can bank on a strong culture that works to help tenants. It is helping troubled tenants that need to downsize find subtenants. It also is working earlier to re-sign tenants that have upcoming lease expirations.
SIMPLE BEGINNINGS
Hines Interests’ conservative approach and real estate savvy date back more than 50 years. Gerald D. Hines, Jeffrey Hines’ father, moved to Houston in 1948 after graduating with a mechanical engineering degree from Purdue University. He formed an engineering firm and pursued real estate projects on the side in partnership with others. Hines realized he could make a living at real estate and formed Gerald D. Hines Interests in 1957. The firm concentrated on developing warehouses and small office buildings in its early years.
     Gerald Hines’ big break came in 1967, when he won the bid to develop One Shell Plaza, a 50-story downtown office tower in Houston. At the time, Hines had never developed anything taller than 15 stories. It was Houston’s tallest building and the world’s tallest reinforced concrete building when it opened in 1971. Hines never looked back, as he simultaneously developed Houston’s Galleria, an upscale shopping mall adjacent to the Williams Tower, now owned by Simon Property Group Inc. (NYSE: SPG).
     Since then, the company has developed famous buildings around the world, including architectural gems such as Paris’ EDF Tower, Berlin’s DZ Bank, and Petco Park, home of the San Diego Padres baseball team.
     When Hines Interests went to access retail investors as a capital source, it chose to keep the REIT unlisted. Financial advisers in the network receive a fee, as does the general partner.
     Hines points out it has pushed loads down to the 10 percent to 11 percent range, lower than other non-listed REITs. Executives also liken the fees to investing in an initial public offering, where investment bankers also build in fees. As for ongoing fees charged by the general partner, Hines REIT is unburdened by having to pay directly certain expenses such as executive compensation: all employees work for Hines Interests, not the REIT.
     Allaire of Robert Stanger notes that non-listed REITs are not for the investor with a short time horizon, but rather seven years or longer. Investors capture value over time through higher dividends and stock redemption prices.
     In the process, Hines REIT investors get to tap an organization with a longstanding track record, allowing for direct investment in real estate, without the perception of market volatility. “If investors want to acquire a share of a traded REIT, they can go to a discount broker and get it for a lower price,” Hazen says. “But if you want a more direct investment in real estate, you would invest through a vehicle like ours as an individual investor. We think it has a very attractive value component associated with it.”
Charles Keenan is a contributor to Portfolio.
(#18559) Copyright 2009 National Association of Real Estate Investment Trusts®. Adapted with permission from the March/April 2009 issue of Real Estate Portfolio. For more information about reprints from Real Estate Portfolio, contact PARS International Corp. at 212-221-9595.

Statements in this free writing prospectus, including intentions, beliefs, expectations or projections are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such statements are based on current expectations and assumptions with respect to, among other things, future economic, competitive and market conditions and future business decisions that may prove incorrect or inaccurate. Important factors that could cause actual results to differ materially from those in the forward looking statements include the risks associated with property acquisitions and other risks described in the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” section of Hines REIT’s Registration Statement on Form S-11, its Annual Report on Form 10-K for the year ended December 31, 2008 and its other filings with the Securities and Exchange Commission.
Hines REIT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Hines REIT has filed with the SEC for more complete information about Hines REIT and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hines REIT, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 888-446-3773.